EXHIBIT 99.1

Following is a list of each executive officer or person controlling Cascade, setting forth the business address and present principal employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.  The persons named below are citizens of the United States of America.

Name	Position with Cascade	Principal Employment and
Business Address
William H. Gates III	Member	Chairman of the Board Microsoft Corporation One Microsoft Way Redmond, WA 98052
Michael Larson	Business Manager	Business Manager Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033